===========================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             REVCO D.S., INC.
         ----------------------------------------------------------
                             (Name of Issuer)

                               COMMON STOCK
                              $0.01 PAR VALUE
         ----------------------------------------------------------
                      (Title of Class of Securities)

                                 761339100
         ----------------------------------------------------------
                              (CUSIP Number)

                              Charles Conaway
                          Chief Financial Officer
                              CVS Corporation
                               One CVS Drive
                      Woonsocket, Rhode Island  02895
                              (401) 765-1500
         ----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 6, 1997
         ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

===========================================================================


CUSIP No. 761339 10 0                13D                   Page 2 of 6 Pages

  1           NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               CVS CORPORATION (I.R.S. Identification Number 05-0494040)

  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [ ]
                                                      (b)  [ ]
  3           SEC USE ONLY

  4           SOURCE OF FUNDS

               Not Applicable

  5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                [ ]

  6           CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware

                NUMBER               7     SOLE VOTING POWER
                                             0
              OF SHARES
                                     8     SHARED VOTING POWER
             BENEFICIALLY                    13,102,288  (see Item 6)

               OWNED BY              9     SOLE DISPOSITIVE POWER
                                             0
                 EACH
                                    10    SHARED DISPOSITIVE POWER
              REPORTING                     13,102 288  (see Item 6)

             PERSON WITH


 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,102,288  (see Item 6)

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                       [ ]

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.0%

 14           TYPE OF REPORTING PERSON
               CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!*



Item 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Revco D.S., Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1925 Enterprise Parkway, Twinsburg, OH 44087.

Item 2. Identity and Background

               The name of the person filing this statement is CVS Corporation, a Delaware corporation ("CVS").

               The address of the principal business and the principal office of CVS is One CVS Drive, Woonsocket, Rhode Island 02895. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of CVS is set forth on Schedule A.

               CVS is a leading United States retail chain drugstore company. On February 6, 1997, CVS entered into an Agreement and Plan of Merger with the Issuer and North Acquisition Corp. as described in Item 6. In connection therewith, CVS entered into a Stockholder Agreement with Zell/Chilmark Fund, L.P. ("Zell/Chilmark") as described in Item 6.

               During the last five years, neither CVS nor any other person controlling CVS nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

               Inapplicable.

Item 4. Purpose of Transaction

               See Item 6.

Item 5. Interest in Securities of the Issuer

               (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, CVS has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) 13,102,288 shares of Common Stock, representing approximately 19% of the outstanding shares of Common Stock. Except as set forth in Item 5, neither CVS nor any other person controlling CVS, nor, to the best of its knowledge after reasonable inquiry, any director or executive officer of CVS owns beneficially any shares of Common Stock.

               (b) CVS does not have sole power to vote or to direct the vote of any shares of Common Stock. CVS does not have sole power to dispose or to direct the disposition of any shares of Common Stock. CVS has shared power to vote or to direct the vote of the 13,102,288 shares of Common Stock presently held by Zell/Chilmark. CVS has shared power to dispose or to direct the disposition of the 13,102,288 shares of Common Stock presently held by Zell/Chilmark.

      Zell/Chilmark, a Delaware limited partnership, is an investment fund. Its principal business and office is located at 2 North Riverside Plaza, Chicago, Illinois 60606. During the last five years, to the knowledge of CVS, Zell/Chilmark has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (c) Information concerning transactions in shares of Common Stock by the persons named in paragraph (a) since December 14, 1996 is set forth on Schedule B.

               (d) Inapplicable.

               (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               On February 6, 1997, CVS, the Issuer and North Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of North Acquisition Corp., a wholly owned direct subsidiary of CVS, with and into the Issuer with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer would become a wholly owned direct subsidiary of CVS. Consummation of the merger is subject to approval by the stockholders of CVS and the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions.

               As an inducement and a condition to CVS entering into the Merger Agreement, Zell/Chilmark (owner of approximately 19% of the outstanding Common Stock) entered into a Stockholder Agreement with CVS dated as of
February 6, 1997 (the "Stockholder Agreement").   Pursuant to the Stockholder
Agreement, Zell/Chilmark has agreed, among other things, to vote all shares (the "Shares") of Common Stock held by it in favor of the Merger and the other transactions contemplated by the Merger Agreement.

               The Stockholder Agreement also provides that, during the period commencing on the date of the Merger Agreement and continuing until the first to occur of the consummation of the Merger (the "Effective Time") or termination of the Merger Agreement in accordance with its terms, Zell/Chilmark will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber (other than by operation of law), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by the Stockholder Agreement, grant any proxies or powers of attorney, deposit the Shares into a voting trust or enter into a voting agreement with respect to the Shares; or (iii) take any action that would make any representation or warranty of Zell/Chilmark contained in the Stockholder Agreement untrue or incorrect or would result in a breach by Zell/Chilmark of its obligations thereunder or a breach by Revco of its obligations under the Merger Agreement.

               The Stockholder Agreement will terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

               In addition, Zell/Chilmark has entered into a letter agreement (the "Letter Agreement") with CVS and the Issuer pursuant to which Zell/Chilmark may not sell, transfer or otherwise dispose of its interests in, or acquire or sell any options or other securities relating to, securities of CVS or the Issuer that would be intended to reduce its risk relative to any shares of common stock of either CVS or the Issuer beneficially owned by it, during the period commencing on the 30th day prior to the Effective Time and ending at such time as CVS publicly releases a report covering at least 30 days of combined operations of CVS after the merger. The Letter Agreement permits Zell/Chilmark to distribute to its partners after the Effective Time its shares of common stock of CVS so long as (if such distribution occurs before the date of publication of the report referred to in the immediately preceding sentence) no later than the time of such distribution each such partner shall have executed and delivered to CVS a specified form of letter agreement.

               The summary contained in this Schedule 13D of certain provisions of the Stockholder Agreement, the Merger Agreement and the Letter Agreement is qualified in its entirety by reference to the Stockholder Agreement, the Merger Agreement and the Letter Agreement attached as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

               Except for the Stockholder Agreement, the Merger Agreement and the Letter Agreement, to the best knowledge of CVS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between CVS and Zell/Chilmark or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits


Exhibit 1:        Stockholder Agreement dated as of February 6,
                  1997 between CVS Corporation and Zell/Chilmark
                  Fund, L.P.

Exhibit 2: Agreement and Plan of Merger dated as of February 6, 1997 among CVS Corporation, Revco
                  D.S., Inc. and North Acquisition Corp.

Exhibit 3: Form of Affiliate's Letter Relating to Pooling for Zell/Chilmark Fund, L.P.




                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:February 14, 1997

                                CVS CORPORATION


                                By: /s/ Charles Conaway
                                --------------------------------------------
                                 Name: Charles Conaway
                                 Title:Chief Financial Officer




                                                           SCHEDULE A



              DIRECTORS AND EXECUTIVE OFFICERS OF CVS CORPORATION

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CVS Corporation ("CVS") are set forth below. If no business address is given the director's or officer's business address is One CVS Drive, Woonsocket, RI 02895. Unless otherwise indicated, each office set forth opposite an individual's name refers to such individual's office with CVS. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                     Directors and Executive Officers
---------------------------------------------------------------------------
                                      Present Principal Occupation
Name and Business Address             Including Name of Employer
-------------------------             -------------------------------------

Allan J. Bloostein                    Consultant (retail and consumer goods
Allan J. Bloostein Associates         marketing), Allen J. Bloostein
717 Fifth Avenue                      Associates
21st Floor
New York, New York  10022

W. Don Cornwell                       Chairman of the Board and Chief
Granite Broadcasting Corporation      Executive Officer, Granite
767 Third Avenue                      Broadcasting Corporation
34th Floor
New York, New York  10017

Thomas P. Gerrity                     Dean, The Wharton School of the
The Wharton School                    University of Pennsylvania
University of Pennsylvania
3640 Locust Walk
Suite 1000
Philadelphia, Pennsylvania  19104

Stanley P. Goldstein                  Chairman of the Board and Chief
                                      Executive Officer

Michael H. Jordan                     Chairman of the Board and Chief
Westinghouse Electric Corporation     Executive Officer, Westinghouse
11 Stanwix Street                     Electric Corporation
Pittsburgh, Pennsylvania  15222

William H. Joyce                      Chairman of the Board and Chief
Union Carbide Corporation             Executive Officer, Union Carbide
39 Old Ridgebury Road                 Corporation
Danbury, Connecticut  06817

Terry R. Lautenbach                   Retired; formerly Senior Vice President,
1312 Sea Spray Lane                   International Business Machines
Sanibel, Florida  33957               Corporation

Terrence Murray                       President and Chief Executive Officer,
Fleet Financial Group                 Fleet Financial Group
One Federal Street
Boston, Massachusetts  02110

Harvey Rosenthal                      Retired; formerly President, Melville
60 State Street                       Corporation
Suite 700
Boston, Massachusetts  02109

Thomas M. Ryan                        Vice Chairman and Chief Operating
                                      Officer

Ivan G. Seidenberg                    Chairman of the Board and Chief
NYNEX Corporation                     Executive Officer, NYNEX
1095 Avenue of the Americas           Corporation
Floor 41
New York, New York  10036

Patricia Carry Stewart                Retired; formerly Vice President, The
2613 North Ocean Boulevard            Edna McConnell Clark Foundation
Gulf Stream, Florida  33483

M. Cabell Woodward, Jr.               Retired; formerly Vice Chairman, Chief
45 Manursing Way                      Financial Officer and a Director, ITT
Rye, New York  10580                  Corporation





         Executive Officers (who are not also Directors)
------------------------------------------------------------------------
                                      Present Principal Occupation
Name and Business Address             Including Name of Employer
-------------------------             ----------------------------------

Charles Conaway                       Executive Vice President and Chief
                                      Financial Officer

Daniel Nelson                         Vice President

Larry Merlo                           Vice President

Aldwin Jolly                          Vice President

Larry Solberg                         Vice President

Nancy Christal                        Vice President

Philip Galbo                          Vice President and Treasurer

Zenon Lankowsky                       Secretary




                                                           SCHEDULE B



                     TRANSACTIONS IN SHARES OF THE ISSUER
                  SINCE  DECEMBER 14, 1996 BY CVS CORPORATION

----------------------------------------------------------------------------
               Number of                                       Aggregate
  Date of       Shares                            Price Per    Purchase
Transaction    Purchased    Nature of Purchase      Share        Price
----------------------------------------------------------------------------


               Since December 14, 1996, CVS Corporation has not, directly or indirectly, made any open market or private purchases of shares of Common Stock.